MORGAN
JOSEPH

May 11, 2010

Securities and Exchange Commission 100 F. Street, NE
Washington, D.C. 20549-0102

Re:	57th Street General Acquisition Corporation Registration Statement on Form S-1 File No. 333-163134

VIA FACSIMILE Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Morgan Joseph & Co. Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Washington D.C. time, on May 13, 2010, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 27, 2010
(ii)	Dates of distribution: April 28, 2010-May 12, 2010
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses so distributed: Approximately 1,750

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8. promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

MORGAN JOSEPH & CO. INC.

/s/ Tina Pappas
Tina Pappas Managing Director

MORGAN JOSEPH & CO. INC.
600 Fifth Avenue, 19th Floor, New York, NY 10020-2302 • Telephone: 212.218.3700 • Facsimile: 212.218.3719 • www.morganjoseph.com